Morgan Stanley Mega 30 Index (Price Return)	Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-178081 April 4, 2013

The Morgan Stanley Mega 30 Index (Price Return) (the “Index”) is a rules-based equity index designed to reflect the performance of 30 mega cap stocks of U.S.-based companies.  The Index consists of 30 stocks (each, an “Index Component”) of U.S.-based and listed companies included in one or more U.S. benchmark equity indices with the largest market capitalization as determined on a quarterly basis.  The Index employs an equal-weighting methodology upon each quarterly rebalancing so each Index Component contributes an equal value to the level of the Index (the “Index Level”).  Morgan Stanley & Co. LLC (the “index sponsor” and  “calculation agent”) developed the Index, and as calculation agent determines the new Index Components upon each quarterly rebalancing (March, June, September and December).

     The Index is a price-return index, and ordinary dividends paid on the Index Components are not taken into account in the calculation of the Index Level.  The calculation agent will determine whether other events relating to any Index Component would have a dilutive, concentrative or other effect on the value of the Index Component and, if so, whether and when any corresponding adjustment should be made to the Index.

SIMULATED AND ACTUAL INDEX PERFORMANCE (March 11, 2002 – March 28, 2013)	SIMULATED AND ACTUAL INDEX PERFORMANCE (March 31, 2008 – March 28, 2013)

Source: Bloomberg for S&P 500 Index and Morgan Stanley for the Mega 30 Index.
* Performances of the Morgan Stanley Mega 30 Index from March 11, 2002 to September 9, 2012 are simulated. Performances of the Morgan Stanley Mega 30 Index and the S&P 500 Index reflect price returns and not total returns.

INDEX ANNUAL PRICE RETURNS AND VOLATILITY (SIMULATED AND ACTUAL)
	3/11/2002-3/28/2013*	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013**
Returns
Morgan Stanley Mega 30	1.4%	-28.2%	18.7%	1.8%	-3.2%	13.6%	8.6%	-33.2%	18.0%	8.5%	-0.4%	13.1%	9.0%
S&P 500	2.7%	-29.6%	26.4%	9.0%	3.0%	13.7%	3.5%	-38.4%	23.5%	12.8%	0.0%	13.4%	10.0%
Volatility (annualized)
Morgan Stanley Mega 30	19.9%	26.5%	16.8%	10.8%	9.9%	9.6%	15.6%	39.3%	22.9%	16.7%	21.5%	12.2%	10.5%
S&P 500	21.2%	27.5%	17.0%	11.1%	10.3%	10.0%	16.0%	41.0%	27.3%	18.1%	23.4%	12.8%	10.3%
Source: Morgan Stanley for the Mega 30 Index
* Includes simulated returns from March 11, 2002 to September 9, 2012 and actual returns from September 10, 2012 (index live date) onward. All returns are annualized.
** Year-to-date 2013 returns are not annualized. 2012

NOTE ON SIMULATED RETURNS: Back-testing and other statistical analyses provided herein use simulated analysis and hypothetical circumstances to estimate how the Index may have performed between March 11, 2002 and September 9, 2012, prior to its actual existence. The results obtained from such “back-testing” should not be considered indicative of the actual results that might be obtained from an investment in the Index. Morgan Stanley provides no assurance or guarantee that securities linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and might prove to be more appropriate. Actual results could vary, perhaps materially, from the simulated returns presented in this free writing prospectus.

INDEX FACTS
Bloomberg ticker	MSUSMEGA	Index type	Price Return
RIC	MSUSMEGA	Weighting	Equal
Currency	USD	Rebalancing Frequency	Quarterly
Calculation Agent	Morgan Stanley & Co. LLC	Number of Constituents	30
Index Sponsor	Morgan Stanley & Co. LLC	Index Live Date	September 10, 2012

CURRENT INDEX COMPONENTS		INDEX VOLATILITY (ROLLING 12 MONTH, BASED ON SIMULATED AND ACTUAL RETURNS)
Name
APPLE INC
EXXON MOBIL CORP
GOOGLE INC
BERKSHIRE CL B
GENERAL ELECTRIC
WAL-MART STORES
MICROSOFT CORPORATION
INTERNATIONAL BUSINESS MACHINES CORP
CHEVRON CORP
JOHNSON & JOHNSON
PROCTER & GAMBLE
PFIZER INC
AT & T INC
WELLS FARGO & CO		Source: Morgan Stanley
JPMORGAN CHASE & CO
COCA COLA CO		MONTHLY RETURNS (SIMULATED AND ACTUAL)
ORACLE CORP			MS Mega 30 Index (PR)	S&P 500 Index
PHILIP MORRIS		Mar-13	2.9%	3.6%
CITIGROUP INC		Feb-13	1.5%	1.1%
VERIZON COMMUNICATIONS		Jan-13	4.3%	5.0%
BANK OF AMERICA		Dec-12	0.7%	0.7%
MERCK & CO		Nov-12	0.0%	0.3%
AMAZON.COM INC		Oct-12	-2.7%	-2.0%
PEPSICO INC		Sep-12	3.1%	2.4%
CISCO SYSTEMS		Aug-12	1.4%	2.0%
QUALCOMM INC		Jul-12	2.2%	1.3%
COMCAST CORP CLASS A		Jun-12	5.1%	4.0%
INTEL CORP		May-12	-5.8%	-6.3%
HOME DEPOT	(Added this quarter)	Apr-12	-1.7%	-0.7%
VISA INC		Source: Morgan Stanley. Returns from March 11, 2002 to September 9, 2012 are simulated.
Source: Morgan Stanley. Current asset allocation as of the close of trading on March 11, 2013. ABBOTT LABS was removed from the Index this quarter

Any investment in a security linked to the Index involves risks not associated with ordinary debt securities and investors should read this document together with the fuller description of the Index, including the risks associated with the Index, in the pricing supplement describing the terms of that security.  Among other things, the Index is composed of 30 stocks and has a concentration in companies with large market capitalization.

Morgan Stanley has filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for any offering to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement, the applicable pricing supplement, and any  other documention Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and that offering. You may get these documents for free by visiting EDGAR on the SEC Web site as www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus if you request by calling toll free 1-800-584-6837, or you may request a copy from any other dealer participating in the offering.

This material was prepared by sales, trading or other non-research personnel of Morgan Stanley & Co. LLC (together with its affiliates, hereinafter “Morgan Stanley”). This material was not produced by a Morgan Stanley research analyst. Unless otherwise indicated, these views may differ from those of the Morgan Stanley fixed income or equity research department or others in the Firm.

The Mega 30 Index is subject to market risk and may underperform, potentially significantly, the overall stock market or other market sectors for extended periods of time.  Even if the Mega 30 Index outperforms the overall stock market, it may decrease in value.  In addition, the Morgan Stanley Mega 30 principles are subject to change and may not always achieve their intended results.

Investments and services are offered through Morgan Stanley & Co. LLC, member SIPC.
Copyright © by Morgan Stanley 2013, all rights reserved.